UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-41817

VS MEDIA HOLDINGS LIMITED

(Translation of registrant’s name into English)

Ms. Nga Fan Wong, Chief Executive Officer

6/F, KOHO,

75 Hung To Road,

Kwun Tong, Hong Kong

Telephone: +852 2865 9992

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 13, 2025, VS MEDIA Holdings Limited (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with several investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best effort offering (the “Offering”), a total of 35,296,063 Class A Ordinary Shares of no par value per share (the “Ordinary Shares”) at the price of $0.229 per share. The Securities Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The initial closing of the Offering occurred on May 30, 2025.

The Ordinary Shares were offered pursuant to a registration statement on Form F-1, as amended (Registration No. 333-286658, “Form F-1”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 21, 2025. The Form F-1 was declared effective on May 6, 2025. The final prospectus was filed on May 14, 2025, and was subsequently amended on May 23, 2025 and May 30, 2025.

Joseph Gunnar & Co., LLC acted as the placement agent (the “Placement Agent”) in the Offering pursuant to a Placement Agency Agreement dated May 13, 2025, by and between the Company and the Placement Agent (the “Placement Agency Agreement”). The Company agreed to pay the Placement Agent a cash fee equal to 3.0% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent for certain expenses of up to $100,000 in aggregate. The Placement Agency Agreement contains customary conditions to closing, representations and warranties of the Company, and termination rights of the parties, as well as certain indemnification obligations of the Company and ongoing covenants for the Company.

The Company intends to use the net proceeds of this Offering primarily for business expansion and working capital and other general corporate purposes.

The foregoing descriptions of the Placement Agency Agreement and the Securities Purchase Agreement are qualified in their entirety by reference to the full text of the Placement Agency Agreement and the form of Securities Purchase Agreement, which are attached as Exhibit 10.1 and 10.2, respectively, to this Report of Foreign Private Issuer on Form 6-K (this “Report”), and which are incorporated herein in their entirety by reference.

On May 30, 2025, the Company issued a press release announcing the initial closing of the Offering. A copy of the press release is furnished as Exhibit 99.1 hereto.

This Report contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements related to our future activities, future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Registration Statement, and in other documents the Company files from time to time with the Commission. Any forward-looking statements speak only by the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report, except as required by law.

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EXHIBITS INDEX

Exhibit No.	Description
10.1	Placement Agency Agreement
10.2	Form of Securities Purchase Agreement
99.1	Press Release

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2025	VS MEDIA HOLDINGS LIMITED

	By:	/s/ Nga Fan Wong
	Name:	Nga Fan Wong
	Title:	Chief Executive Officer

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